Winton Series Trust
                            One Freedom Valley Drive
                                 Oaks, PA 19456


December 22, 2014


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Catherine C. Gordon


Re: Request for Acceleration of the Effective Date of Winton Series Trust's Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 2 Under the Investment Company Act of 1940 Filed on December 22, 2014 (File Nos. 033-199287 and 811-23004)
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Dear Ms. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Wednesday, December 24, 2014, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for Winton Series Trust, has also signed this letter requesting acceleration.

Very truly yours,

Winton Series Trust                         SEI Investments Distribution Co.

/s/ Michael Beattie                         /s/ John Munch
    --------------------                        --------------------------------
By: Michael Beattie                         By: John Munch
Title: President                            Title: General Counsel and Secretary